EXHIBIT 28

                             ROYAL ASSOCIATES, INC.
                              5134 Blazer Parkway,
                                Dublin, OH 43017

                                 April 19, 2002


PRIVATE AND CONFIDENTIAL
Royal Precision, Inc.
535 Migeon Avenue
Torrington, Connecticut 06790
Attn:  Board of Directors, c/o John C. Lauchnor, President

Dear Sirs:

On April 17, 2002, we delivered to you a proposal of RA to acquire all of the remaining common stock, and options therefor, owned by persons other than the RA stockholders (or persons or entities affiliated with RA), including the public stockholders (collectively, the "Public Stockholders") in a cash-out merger (the "Transaction"). Part of such proposal indicated that the stockholders of RA hold or share voting or dispositive power over approximately 77% of the outstanding common stock of RPI.

It should be noted that this percentage figure is based on only the shares held by such stockholders which have been issued. If the statement were to be augmented to include all shares issuable to them on account of options, warrants and conversion rights, as reportable pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the total number of shares deemed to be beneficially owned by them would be 14,376,209, which would constitute approximately 90.1% of the shares of common stock outstanding if such total were to be adjusted upward from the 10,954,597 shares outstanding as last reported by the Company by including a total of 5,008,423 additional shares issuable on exercise of warrants, options and conversion rights held by one or more of such stockholders.

This letter is being sent to you to correct any impressions that may have resulted from our proposal.

Very truly yours,

ROYAL ASSOCIATES, INC.


By: /s/ Kenneth J. Warren
    ----------------------------
    Kenneth J. Warren, Secretary